UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

March 26, 2010
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA   **91-1826900**
(State or Other Jurisdiction of Incorporation)   (I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas   **77025**
(Address of Principal Executive Offices)   (Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(e)   Compensatory Arrangements of Certain Officers

On March 26, 2010, the Compensation Committee of the Board of Directors of Stage Stores, Inc. (the "Company") and the Company's Board of Directors took the following actions with respect to the compensation of the Company's Named Executive Officers:

Base Salaries

Base Salaries were adjusted effective April 1, 2010, as follows:

Executive/Title	2009 Base Salary	2010 Base Salary
Andrew T. Hall, President and Chief Executive Officer	$750,000	$800,000
Ernest R. Cruse, Executive Vice President, Store Operations	$375,000	(1)
Ron D. Lucas, Executive Vice President, Human Resources	$345,000	$357,100

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(1)   Mr. Cruse retired from the Company effective March 1, 2010.

The Company's other two Named Executive Officers are Edward J. Record, Chief Operating Officer and Chief Financial Officer, and Richard A. Maloney, Chief Merchandising Officer. Mr. Record was promoted to Chief Operating Officer on February 15, 2010, at which time his Base Salary was increased from $460,000 to $550,000. Mr. Maloney was promoted to Chief Merchandising Officer on February 15, 2010, at which time his Base Salary was increased from $475,000 to $550,000.

2009 Bonus Plan Awards

As our 2009 Pre-Tax Earnings ($45,827,000) were 98% of our 2009 Financial Plan ($46,700,000), the following bonuses were awarded for performance under our 2009 Senior Executive Bonus Plan (the "2009 Bonus Plan") at 68% of Bonus Target Levels:

2009 Bonus Plan Awards

Executive	Bonus Award	% of 2009 Base Salary
Mr. Hall	$408,000	54.4%
Mr. Record	$203,300	44.2%
Mr. Maloney	$193,800	40.8%
Mr. Lucas	$117,300	34.0%

Long-Term Incentive Compensation Awards

The following long-term incentive ("LTI") awards were granted:

2010 LTI Awards

Executive	Performance Shares (1)	Stock Appreciation Rights (2)
Mr. Hall	25,000	100,000
Mr. Record	20,000	(3)
Mr. Maloney	20,000	(3)
Mr. Lucas	6,000	18,000

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(1)   The Performance Shares cliff vest after a three-year measurement performance cycle (the "Performance Cycle") which began on the first business day of the Company's current fiscal year (January 31, 2010) and ends on the last business day of the Company's 2012 fiscal year (February 2, 2013). The number of Performance Shares earned will be based on the Company's total shareholder return relative to the performance group of companies established by the Compensation Committee (the "Performance Group"). The number of shares reflected in the table above is the "Target Shares", which means the number of shares of the Company's common stock the Named Executive Officer will earn (and receive) at the end of the Performance Cycle if the Company's results are in the middle (fiftieth percentile) of the Performance Group.

(2)   The Stock Appreciation Rights ("SARS") have a grant price of $15.50 (the closing price of the Company's common stock on March 26, 2010) and vest ratably over a four year period (i.e. 25% per year).

(3)   Upon their promotions on February 15, 2010, Messrs. Record and Maloney were each awarded 100,000 Stock Appreciation Rights that have a grant price of $12.94, the closing price of the Company's stock on February 12, 2010, and that will vest ratably over a four year period (i.e., 25% per year).

Performance Shares Earned in 2010 Upon Completion of the 2007 Performance Cycle

As the performance criteria for the three-year Performance Cycle that began on the first business day of our 2007 fiscal year (February 4, 2007) and ended on the last business day of our 2009 fiscal year (January 30, 2010)(the "2007 Performance Cycle") were met, the Named Executive Officers who were granted Performance Shares at the beginning of the 2007

Performance Cycle were issued shares of our common stock at 35.7% attainment of the Target Shares as follows:

Executive (1)	Target Shares (Split Adjusted)	Performance Attainment %	Payout Shares Earned
Mr. Hall	18,000	35.7	6,426
Mr. Cruse	7,500	35.7	2,678
Mr. Lucas	4,500	35.7	1,607

(1)   Messrs. Record and Maloney were not employed by the Company at the beginning of the 2007 Performance Cycle and therefore were not entitled to receive shares as a result of the completion of the 2007 Performance Cycle.

Establishment of 2010 Senior Executive Incentive Bonus Plan

The 2010 Senior Executive Incentive Bonus Plan (the "2010 Bonus Plan") was adopted and the annual cash incentive opportunities for the Named Executive Officers under the 2010 Bonus Plan were approved as follows:

Executive	Base Salary($)	Bonus Range % (1) (Threshold/Target/Maximum)	Bonus Range $ (2) (Threshold/Target/Maximum)
Mr. Hall	800,000	22.5-90-180	180,000-720,000-1,440,000
Mr. Record	550,000	17.5-70-140	96,300-385,000-770,000
Mr. Maloney	550,000	17.5-70-140	96,300-385,000-770,000
Mr. Lucas	357,100	12.5-50-100	44,600-178,600-357,100

(1)   Percentage of Base Salary

(2)   Amounts have been rounded. Amount to be paid will depend upon the extent to which the Company achieves Pre-Tax Earnings and Comparable Store Sales parameters established by the Board of Directors. Actual bonus payments will be prorated for Pre-Tax Earnings and Comparable Store Sales results between the threshold and maximum levels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

April 1, 2010   /s/ Edward J. Record
  (Date)   Edward J. Record
                     Chief Financial Officer and
                     Chief Operating Officer